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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global Traffic Network, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
37947B 10 3
(CUSIP Number)
March 23, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	37947B 10 3	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Westwood One, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,540,195

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,540,195

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,540,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

Page	3	of	6
Item 1(a). Name of Issuer:
Global Traffic Network, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
800 Second Avenue
5th Floor
New York, New York 10017
Item 2(a). Name of Person Filing:
Westwood One, Inc.
Item 2(b). Address of Principal Business Office, or if none, Residence:
40 West 57th Street
15th Floor
New York, New York 10019
Item 2(c). Citizenship:
Delaware
Item 2(d). Title of Class of Securities:
Common Stock, $.001 par value per share
Item 2(e). CUSIP Number:
37947B 10 3
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page	4	of	6
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
This item is not applicable.
Item 4. Ownership.
Item 4(a) Amount Beneficially Owned:
As of the date hereof:
1,540,195 shares of common stock, $.001 par value per share
Item 4(b) Percentage of Class:
12.52%
Item 4(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,540,195
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 1,540,195
(iv) Shared power to dispose or to direct the disposition of: -0-
Item 5. Ownership of Five Percent or Less of a Class:
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
See Item 7 below.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
The shares reported herein are held by an indirect wholly-owned subsidiary of the reporting person, Metro Networks Communications, Inc., a Maryland corporation. Metro Networks Communications, Inc. is a direct wholly-owned subsidiary of Metro Networks, Inc. which is a direct wholly-owned subsidiary of Westwood One, Inc. (the reporting person).

Page	5	of	6
Item 8. Identification and Classification of Members of the Group:
N/A
Item 9. Notice of Dissolution of Group:
N/A
Item 10. Certifications:
By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
May 17, 2006

WESTWOOD ONE, INC.
/s/ David Hillman
Name:	David Hillman
Title:	General Counsel and EVP, Business Affairs